Exhibit 99.1
Outlook
     STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) expects that positive momentum in its business will continue into the first quarter and full year of 2006, with revenues improving faster than the semiconductor industry as a whole. The Company believes that its new customer wins and traction from its new product ramps in 2005 will provide the Company with increased opportunities in 2006. The Company expects this upside in revenue growth to flow through to the bottom line as it achieves further leverage in its business model. Further, the Company expects its capital expenditures in 2006 to be comparable to 2005. In terms of guidance for the first quarter of 2006, the Company expects revenue in the first quarter of 2006 will be approximately 3% to 8% higher than the fourth quarter of 2005, with US GAAP net income per diluted ADS of $0.03 to $0.06, including the impact of $0.02 per ADS for the expensing of options.
     Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 18, 2005 and, the Registration Statement on Form F-4 (File No. 333-128061) of STATS ChipPAC and the Registration Statements on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC and STATS ChipPAC, Inc., respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the calendar month end of that period. Our fourth quarter and fiscal year 2005 ended on December 25, 2005, the Sunday nearest to December 31, 2005, while our fourth quarter and fiscal year 2004 ended on December 31, 2004. For ease of presentation, our fourth quarter and fiscal year 2005 have been presented as ending on December 31, 2005. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2005	2004	2005
Net revenues	$265,847	$357,463	$769,121	$1,157,253
Cost of revenues	(223,634)	(279,146)	(643,540)	(968,023)

Gross profit	42,213	78,317	125,581	189,230

Operating expenses:
Selling, general and administrative	34,778	35,679	84,965	135,771
Research and development	5,867	7,350	17,637	26,071
Restructuring charges	—	—	—	830
Goodwill impairment	453,000	—	453,000	—
Other general expenses (income), net	73	31	(464)	(20)

Total operating expenses	493,718	43,060	555,138	162,652

Operating income (loss)	(451,505)	35,257	(429,557)	26,578

Non-operating income (expenses), net	(10,217)	(9,282)	(26,444)	(36,760)

Income (loss) before income taxes	(461,722)	25,975	(456,001)	(10,182)
Income tax expense	(5,549)	(6,144)	(7,894)	(9,689)

Income (loss) before minority interest	(467,271)	19,831	(463,895)	(19,871)
Minority interest	(1,731)	(2,949)	(3,828)	(6,440)

Net income (loss)	$(469,002)	$16,882	$(467,723)	$(26,311)

Net income (loss) per ordinary share :
Basic	$(0.24)	$0.01	$(0.33)	$(0.01)
Diluted	$(0.24)	$0.01	$(0.33)	$(0.01)

Net income (loss) per ADS :
Basic	$(2.41)	$0.09	$(3.27)	$(0.13)
Diluted	$(2.41)	$0.08	$(3.27)	$(0.13)

Ordinary shares (in thousands) used in per ordinary share calculation :
Basic	1,943,189	1,976,012	1,428,954	1,961,950
Diluted	1,943,189	2,146,792	1,428,954	1,961,950

ADS (in thousands) used in per ADS calculation :
Basic	194,319	197,601	142,895	196,195
Diluted	194,319	214,679	142,895	196,195

Key Ratios & Information:
Gross Margin	15.9%	21.9%	16.3%	16.4%
Operating Expenses as a % of Revenue	185.7%	12.0%	72.2%	14.1%
Operating Margin	-169.8%	9.9%	-55.9%	2.3%

Depreciation & Amortization, including amortization of debt issuance costs	$61,722	$66,237	$188,683	$256,099
Capital Expenditures	$58,122	$105,742	$270,785	$277,712

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	December 31,	December 31,
	2004	2005
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$229,569	$242,368
Accounts receivable, net	149,650	240,990
Inventories	54,690	79,483
Other current assets	58,272	44,873

Total current assets	492,181	607,714

Marketable securities	18,121	17,803
Property, plant and equipment, net	1,035,803	1,107,031
Goodwill and intangible assets	649,428	595,405
Other non-current assets	76,169	65,429

Total assets	$2,271,702	$2,393,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$120,211	$215,483
Other current liabilities	66,074	99,229
Short-term debts	181,868	42,633

Total current liabilities	368,153	357,345
Long-term debts	652,946	779,105
Other non-current liabilities	50,362	66,611

Total liabilities	1,071,461	1,203,061

Minority interest	40,891	48,669

Shareholders’ equity	1,159,350	1,141,652

Total liabilities and shareholders’ equity	$2,271,702	$2,393,382

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	4Q 2004	3Q 2005	4Q 2005
Net Revenues by Product Line
Packaging — array	51.5%	51.3%	53.0%
Packaging — leaded	18.7%	21.2%	19.6%
Test and other services	29.8%	27.5%	27.4%

	100.0%	100.0%	100.0%

Net Revenues by End User Segment
Communications	56.3%	56.5%	55.7%
Personal Computers	23.3%	18.3%	20.9%
Consumer, Multi-applications and Others	20.4%	25.2%	23.4%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	74.1%	75.9%	73.7%
Europe	3.6%	2.1%	2.5%
Asia	22.3%	22.0%	23.8%

	100.0%	100.0%	100.0%

Number of Testers	874	892	932
Number of Wirebonders	3,061	3,292	3,532

Overall Equipment Utilization Rate	67%	75%	76%